Correspondence

                                [NFE LETTERHEAD]


                                December 15, 2005

VIA E-MAIL AND EDGAR

Susan Min
Tangela Richter, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

       Re: New Frontier Energy, Inc.
           Pre-Effective Amendment No. 1 to Form SB-2 (SEC File No. 333-128603)

Dear Ms. Richter,

     On behalf of New Frontier Energy, Inc. (the "Registrant"), I hereby request that Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form SB-2, SEC File No. 333-128603 (the "Registration Statement") become effective at 2:00 p.m. (EST) on Friday, December 16, 2005, or as soon thereafter as possible.

     The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings,
(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please note that this letter will be filed with the Commission via EDGAR. If you have any questions or concerns, please contact me at the number listed above.

                                            Sincerely,

                                            /s/ Les Bate
                                            --------------------------
                                            Les Bates, Secretary